SNIPP INTERACTIVE INC.

SNIPP LAUNCHES NEW PRODUCT BRINGING ENTERPRISE-CLASS

“LOYALTY-IN-A-BOX” TO MASS CONSUMER BRANDS

November 2, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX: SPNV), a global provider of digital marketing promotions, rebates and loyalty solutions, has expanded its loyalty product offering with the launch of SnippLoyalty Base; a low-cost, loyalty-in-a-box solution tailor-made for consumer packaged goods (CPG) and multichannel brands. The new product is an entry-level loyalty platform that includes Snipp’s market-leading receipt processing capabilities and world-class rewards solution and will allow CPG brands to migrate from running a single promotion at a time to running a continuous loyalty program, supporting multiple promotions over time.

“To date, the loyalty market has been confined to traditional sectors, such as airlines or retail, and has largely been inaccessible to consumer brands due to huge implementation requirements and service costs. Because consumer brands do not own the point of sale, they are currently forced to print unique codes on their packaging, a very expensive and inefficient solution that has made loyalty programs impossible for many brands,” said Atul Sabharwal, CEO of Snipp.

“With SnippLoyalty Base, we’ve eliminated those barriers and CPG brands can finally establish deep and meaningful relationships with their consumers while driving sales and ROI over the long run. Because the platform uses the same technology that has been used to power thousands of consumer promotions, it is possible for a brand to seamlessly and cost-effectively transition from a single promotion to ongoing loyalty program.”

SnippLoyalty Base is a significant disruptor in the marketplace, providing a robust set of enterprise features at a very attractive price point. Key attributes of this new product include:

-

It is the first platform of its kind purpose-built for CPG and other multi-channel brands

-

Setup cost of less than USD $45K and a total annual cost of under USD $100K for the baseline version, the least expensive solution ever introduced in this space

-

Highly configurable out of the box, with setup time of weeks instead of months

-

Built atop an enterprise platform that can scale as programs grow

-

Entire solution is in-house with no third-party components

o Pre-integrated with SnippCheck, Snipp’s industry-leading solution for purchase verification via receipt instead of codes on pack

o Pre-integrated with SnippRewards, Snipp’s digital rewards solution

-

Rewards social and engagement activities as well as transactions

-

Built for mobile, with a customized app available

“SnippLoyalty Base is an important product for our company and the industry, because it allows brands to test and experience the advantages of loyalty programs for the first time, while being inexpensive and comprehensive in terms of features,” said Atul Sabharwal.

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.